SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of January 2005

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Enclosures:

1.     Nokia Press Release, January 27, 2005:

“Nokia’s Alliance facility realigns operations to best meet changing customer needs”

2.     Nokia Press Release, January 26, 2005:

“Nokia wins 23 million euro network expansion deal from Ethiopian Telecommunications Corporation”

3.     Nokia Press Release, January 11, 2005:

“Nokia’s Multimedia unit to streamline its research and development activities”

4.     Nokia Press Release, January 5, 2005:

“Mika Vehvilainen to head technology and strategy for Nokia’s networks business”

5.     Nokia Press Release, January 5, 2005:

“Bob Iannucci appointed Head of Nokia Research Center”

6.     Nokia Press Release, January 3, 2005:

“Nokia to sell its Nextrom Holding shares”

PRESS RELEASE

January 27, 2005

Nokia’s Alliance facility realigns operations to best meet changing customer needs

Fort Worth, Texas facility to focus capabilities on new, value-added logistics services

FORT WORTH, Tex. — Nokia today announced its plans to change the focus of its Alliance facility in Fort Worth, Texas to further improve Nokia’s competitive position in the U.S. marketplace. The move is an integral part of Nokia’s continuous effort to optimize efficiencies, increase competitiveness and provide excellent logistics services for its customers through its global network of production facilities.

Nokia will transition its high-volume, final assembly processes to its other production facilities and transform the Alliance facility into a customization and logistics center. Due to this change, fewer personnel will be required at the Alliance facility and approximately 350 Nokia employees will be affected.

“Reducing personnel is always a very tough decision,” said Jeff Devine, Vice President, Operations and Logistics, Americas.  “However, the planned activities will enable the Alliance facility to become a focused, value-added logistics provider, enabling the higher degrees of customization demanded by our US customers. Additionally, it will enhance our capability to ship directly to retail locations and support our new growth areas such as Enterprise Solutions and Multimedia,” said Devine.

The volumes currently produced in Alliance will be transferred to Nokia’s other manufacturing facilities.

Reductions will be completed by April.  Transition support services are being provided immediately to the impacted employees.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

For further information, please contact:

Nokia

Corporate Communications, Americas

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

www.nokia.com

PRESS RELEASE

January 26, 2005

Nokia wins 23 million euro network expansion deal from Ethiopian Telecommunications Corporation

Espoo, Finland - Ethiopian Telecommunications Corporation (ETC) has selected Nokia to further expand its GSM and GPRS network, reinforcing Nokia as one of the leading network suppliers to ETC.  The value of the deal is approximately 23 million euros.

Under an extension to the contract signed in August 2004, Nokia will supply and deploy an expansion of ETC’s core and radio networks to boost network capacity and expand coverage, especially in the capital Addis Ababa and key roads leading from the eastern city of Awash.  Deliveries will begin in February, with the completion of the network expansion targeted for May.

The deal includes equipment for expanding ETC’s GSM and GPRS core and radio networks for full indoor and outdoor coverage in Addis Ababa, as well as coverage along economically vital roadways leading from Awash to the city of Mille continuing to Dessie and the national border with Djibouti.  In addition to the network expansion, Nokia will deploy an expansion for the Nokia NetAct network management solution.

Nokia will also implement the Nokia Connect eRefill solution to enable electronic top-ups of prepaid accounts.  This solution will provide ETC with a cost-efficient way of prompting growth of its subscriber base while increasing the availability and affordability of mobile telephony to Ethiopian subscribers.

“Nokia has proven its roll-out capability and willingness to work closely with us,” said Tesfaye Biru, Chief Executive, Ethiopian Telecommunications Corporation.  “We look forward to cooperating on expanding our network with Nokia and improving service to our growing number of customers.”

“ETC is a very important customer in an extremely exciting market,” said Walid Moneimne, Senior Vice President, Networks, Nokia.  “We are very pleased to be chosen to further expand ETC’s network and take a lead role in bringing the best possible service to its customers.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia

Networks, Communications

Tel. + 358 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

www.nokia.com

PRESS RELEASE

January 11, 2005

Nokia’s Multimedia unit to streamline its research and development activities

Espoo, Finland - Nokia’s Multimedia Business Group will streamline its global research and development activities. This activity reflects Nokia’s recently announced aims to increase the efficiency of research and development work across the company. Nokia has earlier set a target to bring overall Nokia R&D expenditure down to 9% - 10% of net sales by the end of 2006.

As a part of the activity, Multimedia product roadmaps have been streamlined and cross-functional synergies have been identified. Streamlining has a global scope but the downsizing is mainly expected to materialize in Germany and Finland. The number of personnel reductions will be decided after negotiations with employee representatives are finalized.

“Reducing personnel is always a very tough decision to make. However, the planned streamlining of our R&D network will enable us to grow our business in a profitable way without sacrificing future business potential,” said Anssi Vanjoki, Executive Vice President, Multimedia, Nokia. “Our multimedia strategy remains unchanged. We see very strong momentum in our smart imaging business and while games, music and media are still in a more early development phase, we continue to see great potential also in these areas.”

The planned reductions are expected to materialize gradually during 2005. The negotiation process will aim to find alternative solutions and assignments for as many employees as possible within Nokia.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel: +358 7180 34900

PRESS RELEASE

January 5, 2005

Mika Vehvilainen to head technology and strategy for Nokia’s networks business

Espoo, Finland - Mr. Mika Vehvilainen has been appointed to the position of Vice President for System Technologies and Strategy at Networks, the infrastructure division of Nokia.  The appointment is effective January 1.

In his new position, Vehvilainen, aged 43, will head a newly formed unit to oversee Networks’ strategic planning and business alignment, as well as technology and R&D strategies within the changing communications environment.  Vehvilainen’s team will also be responsible for the overall system development, architecture and system research, and standardization activities for strengthening Networks’ long-term competitiveness.

Vehvilainen is an experienced Nokia veteran with a broad understanding of Nokia’s business.  He joined the company in 1991 and has since worked not only in Networks, but also in Nokia Mobile Phones and Nokia Ventures Organization, holding a variety of positions in business unit management, sales and marketing and business development in Asia, the USA and Europe.  Most recently he headed the Nokia unit responsible for customer relations with Vodafone, as well as led Networks’ Strategy and Business Development. Vehvilainen holds a Master of Science degree in Economics and Business Administration from the Helsinki School of Economics and an Advanced Management Program degree from Harvard Business School.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Networks, Nokia

Communications

Tel. + 358 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

January 5, 2005

Bob Iannucci appointed Head of Nokia Research Center

Helsinki, Finland – Dr. Robert Iannucci has been appointed Senior Vice President and Head of Nokia Research Center. The appointment is effective immediately.

Nokia Research Center, the corporate research unit, drives Nokia’s technological competitiveness and renewal in technology areas vital for the company’s future success.  The previous Head of Nokia Research Center, Senior Vice President Tero Ojanperä was named as Chief Strategy Officer and Group Executive Board member in Nokia, as of 1 January 2005.

Bob Iannucci joined Nokia in 2004 as Head of Nokia Research Center’s Computing Architectures Laboratory. He holds B.E. in Electrical Engineering from Youngstown State University, Ohio, USA; M.Sc. in Computer Engineering from Syracuse University, New York, USA; and Ph.D. in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology, USA.

Dr. Iannucci has extensive experience in running both research and development activities in the fields of computing architectures, human-computer interaction, Internet, handheld computing, wireless technology strategy and networking systems.  Previously, he held positions of Senior Vice President of Engineering at Cosine Communications, Vice President of Research at Compaq Computer Corporation, Vice President of Engineering and Co-Founder of Exa Corporation, as well as various research and development roles at IBM Corporation.

In his new position, Dr. Iannucci will continue to be based in Helsinki, Finland.

Interacting closely with all Nokia business groups, Nokia Research Center is responsible for the strategic and long-term research in Nokia. Nokia Research Center participates in the standardization work and various international R&D projects in cooperation with universities and research institutes. Looking beyond current product development, the Research Center challenges current strategies and drives Nokia’s renewal through long-term technology exploration. Nokia Research Center employs 1,200 people and has activities in Finland, USA, Germany, Hungary, China and Japan.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia Research Center

Communications

Tel.  +358 (0) 7180 36117

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

January 03, 2005

Nokia to sell its Nextrom Holding shares

Espoo, Finland - Under an agreement signed on December 31, 2004, with Knill Group of Austria Nokia Corporation will sell all of the approximately 3.2 million Nextrom Holding shares it owns and will transfer the remaining loan agreement to Knill Group. These shares represent approximately 80% of the outstanding share capital. The joint purchase price for all the shares and the remaining loan is approximately eight million Swiss francs.

Nokia is selling its majority share in Nextrom as its activities are not related to Nokia’s core mobile communications business.  Nextrom, a supplier of manufacturing solutions and services to the fiber optic industry, is a publicly listed company on the Swiss Stock Exchange with 150 employees and operations located in Vantaa, Finland; Shanghai, China; and Atlanta, USA.

After the closing of the transaction, which is expected to take place during the first quarter of 2005, Knill Group will be the majority shareholder in Nextrom.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Inquiries:

Nokia

Communications

Tel. +358 7180 34900

E-Mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2005		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel